

P20000033528

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800344939188

05/26/20--01003--020 **35.00

FILED
2020 MAY 26 AM 8:27

Amended
Restated
Name
ch8

JUN 18 2020

ALBRITTON



FILED
2020 MAY 25 AM 8:27

AMENDED AND RESTATED ARTICLES OF INCORPORATION FOR DENOVO SPINUP CORPORATION

WHEREAS, on May 1, 2020, Denovo Spinup Corporation (the "Corporation") was originally incorporated in the State of Florida; and

WHEREAS, the Corporation desires to change its name to TrippBio, Inc. and amend and restate its Articles of Incorporation; and

WHEREAS, all duly required Director and Shareholder action was taken to amend and restate the Corporation's Articles of Incorporation, as described in ARTICLE 15, herein.

NOW, THEREFORE, for the reasons and purposes stated above, the Corporation hereby amends and restates its Articles of Incorporation, as follows:

ARTICLE 1
NAME

The name of the Corporation is hereby changed to TRIPPBIO, INC.

ARTICLE 2
OFFICE

The principal office and mailing address of the Corporation shall be 10752 Deerwood Park Blvd., Suite 100, Jacksonville, FL 32256 or at such other place as may be subsequently designated by the Board of Directors. All books and records of the Corporation shall be kept at its principal office or at such other place as may be permitted by Florida law.

ARTICLE 3
PURPOSE

The purposes of the Corporation will be to engage in any lawful act or activity for which corporations may be organized under the Florida Business Corporation Act, Chapter 607, Florida Statutes (the "FBCA"), including any amendments thereto.

ARTICLE 4
POWERS

The Corporation shall have all of the common-law and statutory powers of a corporation for profit under the laws of Florida, except as expressly limited or restricted by the terms of these Articles or the Bylaws, and all of the powers and duties reasonably necessary to operate the Corporation pursuant to the Bylaws, as they may be amended from time to time.

ADMIN 36982055v1

ARTICLE 5
CAPITAL STOCK

Except as otherwise provided by law, authorized shares of capital stock of the Corporation, regardless of class or series, may be issued by the Corporation, from time to time in such amounts, for such lawful consideration and for such corporate purposes as the Board of Directors of the Corporation (the "Board of Directors") may from time to time determine. All capital stock when issued and fully paid for shall be deemed fully paid and non-assessable. The aggregate number of shares of capital stock which the Corporation shall have the authority to issue is One Hundred Million (100,000,000) shares, consisting of (a) Ninety Nine Million Nine Hundred Thousand (99,900,000) shares of Common Stock, par value $0.001 per share (the "Common Stock") and (b) One Hundred Thousand (100,000) shares of Series A Stock, par value $0.001 per share (the "Series A Stock").

A statement of the powers, privileges and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of stock of the Corporation, is as follows:

A. Common Stock.

1. **General**. All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Series A Stock.

2. **Voting Rights**. Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder's name on the books of the Corporation. Except as otherwise required by law or Section B of this Article 5 of these Amended and Restated Articles of Incorporation ("Articles of Incorporation") or any shareholders' agreement to which the Corporation and its shareholders may be a party ("Shareholders Agreement"), the holders of Common Stock and the holders of Series A Stock shall vote together as a single class on all matters submitted to shareholders for a vote (including any action by written consent), unless otherwise provided in the Shareholders' Agreement.

3. **Dividends**. Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.

4. **Liquidation**. Subject to provisions of law and Section B of this Article 5 of these Articles of Incorporation, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provisions for payment of all debts and liabilities of the Corporation and all preferential amounts to which the holders of the Series A Stock are entitled with respect to the distribution of assets in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining assets of the Corporation available for distribution.

B. **Series A Stock** Each holder of record of Series A Stock shall be entitled to one thousand (1,000) votes for each share of Series A Stock standing in such holder's name on the books of the Corporation on any issue allowing for stockholder votes. Except as to voting rights, Series A Stock, all shares of Series A Stock shall be identical to Common Stock.

ARTICLE 6
TERM OF EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE 7
INDEMNIFICATION

7.1   Personal Liability.   The personal liability of the Directors of the Corporation is hereby eliminated to the fullest extent permitted under the Laws of Florida, as the same may be amended and supplemented. Without limiting the generality of the foregoing, no Director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages (including, without limitation, any judgment, amount paid in settlement, fine, penalty, punitive damages, or expense of any nature including attorney's fees) for breach of any duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Florida Statute §607.0831 or as provided in §607.0850, or (iv) for any transaction from which the Director derived an improper personal benefit either directly or indirectly. No amendment to or repeal of this Article 7 shall apply to, or have any effect on, the liability or alleged liability of any Director of the Corporation on, for or with respect to any acts or omissions of such Director occurring prior to the effective date of such amendment or repeal.

7.2   Indemnification.   The Corporation shall, to the fullest extent permitted by the provisions of Florida Statutes §607.0831 and §607.0850, as the same may be amended and supplemented, indemnify Directors and Officers from and against any and all of the expenses, liabilities, or other matters referred to in, or covered by, said sections, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or Officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

7.3   Amendment.   No amendment, modification or repeal of this Article 7 shall adversely affect any right or protection of a Director or Officer that exists at the time of such amendment, modification or repeal.

ARTICLE 8
OFFICERS

The day to day affairs of the Corporation shall be administered by the Officers holding the offices designated in the Bylaws. The Officers shall be elected by the Board of Directors of the

Corporation following the annual meeting of the shareholders of the Corporation and shall serve at the pleasure of the Board of Directors. The Bylaws may provide for the removal from office of Officers, for filling vacancies and for the duties and qualifications of the Officers.

ARTICLE 9
CALL OF SPECIAL SHAREHOLDERS MEETING

Except as otherwise required by applicable law, the Corporation shall not be required to hold a special meeting of shareholders of the Corporation unless (in addition to any other requirements of applicable law) (i) the holders of not less than one-third (33.333%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held; or (ii) the meeting is called by (a) the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, (b) the Corporation's Chairman of the Board of Directors or Chief Executive Officer or (c) the Corporation's Secretary upon the written request of three or more members of the Board of Directors. Only business within the purpose or purposes described in the special meeting notice required by Section 607.0705 of the Florida Business Corporation Act may be conducted at a special shareholders' meeting.

ARTICLE 10
SHAREHOLDER ACTION BY WRITTEN CONSENT

Any action required or permitted to be taken at any annual or special meeting of shareholders of the Corporation may be taken without a meeting, without prior notice and without a vote if such action is taken by the written consent of the holders of the outstanding shares of capital stock of the Corporation entitled to vote on such matter having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares of capital stock entitled to vote thereon were present and voted. In order to be effective, the action must be evidenced by one or more written consents describing the action to be taken, dated and signed by approving shareholders having the requisite number of votes entitled to vote thereon, and delivered to the Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of the Corporation are recorded. Within ten (10) days after obtaining such authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action, which notice shall comply with the provisions of the FBCA.

ARTICLE 11
DIRECTORS AND INCORPORATORS

11.1 Number and Qualification. The property, business and affairs of the Corporation shall be managed by a board consisting of the number of Directors determined in the manner provided by the Bylaws, but which shall consist at any time of not less than two (2) nor more than seven (7). The terms of the members of the Board of Directors are to be staggered so that approximately one third of the Directors will be up for election in any given year. Any expansion of the Board of Directors shall maintain same approximate ratio of staggered terms for the new Board members.

11.2   Duties and Powers. All of the duties and powers of the Corporation shall be exercised exclusively by the Board of Directors, its Officers, agents, contractors or employees.

11.3   Election; Removal. Directors of the Corporation shall be elected at the annual meeting of the Shareholders in the manner determined by, and subject to the qualifications set forth, in the Bylaws. Directors may be removed and vacancies on the Board of Directors shall be filled in the manner provided by the Bylaws; [provided, however, that the two Directors elected by the Series A Stockholders may only be removed by a Majority Vote of the Series A Stockholders]. Elections of Directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.

11.4   Standards. Each Director shall discharge his or her duties as a Director, including any duties as a member of a Committee: in good faith; with the care an ordinary prudent person in a like position would exercise under similar circumstances; and in a manner reasonably believed to be in the best interests of the Corporation. Unless a Director has knowledge concerning a matter in question that makes reliance unwarranted, a Director, in discharging his or her duties, may rely on information, opinions, reports or statements, including financial statements and other data, if prepared or presented by: one or more Officers or employees of the Corporation whom the Director reasonably believes to be reliable and competent in the matters presented; legal counsel, public accountants or other persons as to matters the Director reasonably believes are within the person's professional or expert competence; or a Committee of which the Director is not a member if the Director reasonably believes the Committee merits confidence. A Director shall not be liable for any action taken as a Director, or any failure to take action, if he or she performed the duties of the office in compliance with the foregoing standards.

11.5   Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if a consent or consents in writing setting forth the action so taken, shall be signed by members of the Board of Directors representing not less than the minimum number of members of the Board of Directors that would be necessary to authorize or take such action at a meeting at which all members of the Board of Directors were present and such writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee in accordance with applicable law.

11.6   Current Officers and Directors. The names and addresses of the current officers and members of the Board of Directors who shall hold office, for the terms indicated, until their successors are elected and have taken office, as provided in the Bylaws, are as follows:

NAME	ADDRESS
William D. Meadow, President, Chairman of the Board of Directors Initial Term: 3 years	4544 Swilcan Bridge Lane North Jacksonville, FL 32224
Richard S. Still, Vice President, Secretary and Treasurer Member of the Board of Directors Initial Term: 3 years	9920 Blakeford Mill Road Jacksonville, FL 32256

ARTICLE 12
BYLAWS

The Bylaws of the Corporation shall be adopted by the Board of Directors and may be altered, amended or rescinded in the manner provided in the Bylaws.

ARTICLE 13
AMENDMENT OF ARTICLES

Unless otherwise provided in these Articles of Incorporation, or in an agreement between the Corporation and the Shareholders, the Corporation reserves the right to amend or repeal any provision contained in these Articles of Incorporation, or any amendment thereto, in the manner provided in the FBCA, and any right conferred upon the shareholders is expressly subject to this reservation.

ARTICLE 14
ADDRESS AND NAME OF REGISTERED AGENT

The name of the Corporation's initial registered agent shall be Richard S. Still and the initial registered agent's address shall be 9920 Blakeford Mill Road, Jacksonville, FL 32256.

ARTICLE 15
AMENDMENT AND RESTATEMENT

These Amended and Restated Articles of Incorporation has been duly authorized and directed by unanimous consent of the Board of Directors of the Corporation at a meeting duly called where all Directors present, on May 15, 2020 and by a unanimous consent of the Shareholders of the Company on May 15, 2020 which shareholders' consent was sufficient for the approval of the Amended and Restated Articles of Incorporation. Such Amended and Restated Articles of Incorporation supersede Articles of Incorporation of the Corporation and all amendments to them.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation have been signed by the President of the Corporation this 15th day of May, 2020, and affirm that the statements made herein are true under the penalties of perjury.

William R. Meadow

William Meadow, President

CERTIFICATE OF ACCEPTANCE BY
REGISTERED AGENT

Pursuant to the provisions of Section 607.0501 of the Florida Business Corporation Act, the undersigned submits the following statement in accepting the designation as registered agent and registered office of TrippBio, Inc. (f/k/a Denovo Spinup Corporation), a Florida corporation (the "Corporation"), in the Corporation's Amended and Restated Articles of Incorporation:

Having been named as registered agent and to accept service of process for the Corporation at the registered office designated in the Corporation's Amended and Restated Articles of Incorporation, the undersigned accepts the appointment as registered agent and agrees to act in this capacity. The undersigned further agrees to comply with the provisions of all statutes relating to the proper and complete performance of its duties, and the undersigned is familiar with and accepts the obligations of its position as registered agent.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 15th day of May, 2020.

Richard S. Still